Mr. David R. Humphrey
Branch Chief
United States
Securities and Exchange Commission
Washington
D.C
20549

December 9, 2009

Via Fax & U.S Mail

Re:	Forum National Investment Ltd.
Form 20-F for the year ended September 30, 2007
Form 20-F for the year ended September 30, 2008
File No. 000-29862

Dear Mr. Humphrey

Your review and response on my submission filed on June 23, 2009 have reference. Please find the requested response as listed below for your further attention.

Draft 2007 Form 20-F included with your response letter, dated November 13, 2009

1.

We note your response to our previous comment 1. However, the revisions on pages iii, 11, 16, 25, 38 and 82 show $30 Thousand face value of life insurance policies instead of the $30,930 Thousand USD of face value of life insurance policies shown in your 2008 Form 20-F. Please make all necessary revisions to ensure consistency and accuracy in your amended filings.

Comment:
Updated pages 12,17,27,41

2.

Also, on pages 11, 16, 25 and 38 of your draft Form 20-F, you state that you paid $2,900,029 for the aforementioned life insurance policies. However, in your 2008 Form 20-F, a purchase price of $1,548,070 is disclosed. In addition, on page 82 of your draft 2007 Form 20-F, you indicate the cost of the policies was US$3,7 million. Please make all necessary revisions to ensure consistency and accuracy in you amended filings. In this regard, we suggest you disclose the purchase price in Canadian dollars, as reflected in your financial statements, but also indicate parenthetically the USD amount in order to allow comparability to the USD-denominated face value of the policies.

Explanatory Notes:
Updated pages 12,17,27,41

Draft 2008 Form 20-F included with your response letter, dated November 13, 2009

Life Settlements, pages 15-16

3.

In your response to our previous comment 2, you stated that you purchased approximately $31 million USD of life insurance policies for $1,548,070 CDN, which is consistent with the presentation on the face of the financial statements and the disclosure on page 11 and 16 of your draft 2008 Form20-F (taking into account the disclosure on page 1, which states that amounts are expressed in Canadian dollars unless otherwise indicated). However, on page 25, you disclose a purchase price of $1,548,070 USD. Please revise to correct this apparent inconsistency.

Comments:
Updated pages 15, 16 and 25

Tabular Disclosure of Contractual Obligations, page 26

4.

Please add a footnote indicating that your table of contractual obligations excludes (i) the expected future payments for life settlement premiums set forth in the table in Note 5 (b) to your financial statements and (ii) the related party loans described in Note 18 (b) to your financial statements.

Comments:
Added footnotes to table

Report of Independent Registered Accountants, page 59

5.

We note your response to our previous comment 3, in which you state your intention to amend your filings to include the report of the other auditors with respect to the balance sheet as of September 30, 2007 and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine month period ended September 30, 2007 and the year ended December 31, 2006. Please file these amendments as soon as practicable.

Disclosure:
Included updated report from previous independent auditor.

Note 2 – Significant Accounting Policies

(i) Earnings per share, page 68

6.

Refer to our previous comments 5 and 18. Please tell us why you considered your Preferred Series B in the calculation of basic earnings per share. Specifically address how you considered the guidance in paragraph 260-10-45-12A of the FASB ASC. Your response should include how you considered whether conversion at the option of the holder constitutes a barrier to conversion. Also, the caption for your accounting policy regarding earnings per share should be Note 2(j), not 2 (i).

Explanatory Notes:
Updated page 65 to include reason for inclusion of Series “B” Preferred in Basic EPS.

7.

As a related matter, please revise your disclosure to present a reconciliation of the numerous, if applicable, and the denominators of the basic and diluted per share computations for income from continuing operations. The reconciliation should include the individual income and share amount effects of all securities that affect earnings per share,. Example 2 set forth in paragraph 260-10-55- 51 of the FASB ASC illustrates that disclosure. Refer to the guidance in paragraph 260-10-50-1(a) of the FASB ASC.

Explanatory Notes:
Update page 95 to expand tabular disclosure on page 95.

Note 5 – Financial Instruments, page 27

8.

Please add your Life Settlement received and Investments in Life Settlements to the table at the beginning of Note 5 that indicates the various risks associated with your financial instruments. In this regard, we note these two line items are included in the table summarizing your financial instruments on page 20.

Comments:
Update note 5 to include Life Settlement received and Investments in Life Settlements.

(b) Liquidity risk, page 83

9.	We note your response to our previous comment 11. However, it does not appear that any changes have been made to the table presented here. Please revise this table for consistency with your response.

Comments:
Update note

Note 6 – Investments in Life Settlements, page 82

10.

We note your responses to our previous comments 4 and 10, but disagree with your conclusion that net revenues from life settlement constitute an operating item. The Master Glossary of the FASB ASC defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors, and consists of inputs, processes applied to those inputs, and outputs used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which includes the ability to sustain a revenue stream by providing its outputs to customers. Your investment in life settlement contracts does not appear to meet the definition of a business and, as such, any gains or losses from this investment should be considered non-operating items. One indicator of the absence of a business is that your segment information in Note 4 shows equal amounts of revenue and net income for your Life Settlements segment. This equality, which is

2

attributable to the absence of any expenses related to your Life Settlements segment, underscores the absence of inputs, processes and outputs that would be indicative of a business. Accordingly, please revise your financial statements to include income from life settlement contracts as a component of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X. Also, revise the related description of your revenue recognition policy on pages 19 and 66 of the draft 2008 Form 20- F included with your response.

Comments:

Life settlement revenue reclassified as “Other Income” in the Profit and Loss Statement and Cash Flow statement. Revenue recognition policy adjusted accordingly. Segment report and related accounting policy references were removed.

11.

We note from your proposed revised disclosure here that you intend to revise the table summarizing the attributes of your outstanding life settlement contracts to disclose average revenue per settlement. In this regard, it is our understanding that only one publicly-held company operates exclusively in the life settlement market, and that company discloses average revenue per settlement. However, that company acts as a purchasing agent for life insurance purchasers and, as such, its operating revenues are derived from fees for facilitating life settlement transactions between policyholders and third-party investors (like Forum National Investments). Since you do not earn fees for facilitating life settlement transactions, please delete the disclosure of average revenue per settlement. As a third-party investor, you earn investment income and, as discussed in our preceding comment, this investment income should not be reflected as revenue.

Explanatory Notes:
Reference to “Average revenue per life insurance policy” removed.

12.

We note from your proposed revised disclosure on page 84 that you intend to add a table at the end of Note 6 summarizing the assumptions used to estimate the fair value of your life settlement contracts. Please revise this table to disclose your assumptions regarding the interest rates underlying your present value calculations.

Comments:
Discount rate reference included in tabular disclosure

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 200
550 Denman Street
Vancouver, B.C. Canada V7E 2GI